UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. __________)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BIZZINGO, INC.

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(Name of Issuer)

Common Stock, $.001 Par Value

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(Title of Class of Securities)

091792 10 1

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(CUSIP Number)

Brian Fraser

Chief Financial Officer

Orions Digital Technology, Inc.

15400 SE 30th Place

Suite 105

Bellevue WA 98005

425-516-7484

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(Name, Address and Telephone Number of Person to Receive

Notices and Communication)

May 16, 2011

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 091792 10 1           SCHEDULE 13D                 PAGE 2 OF 7 PAGES

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1. NAME OF REPORTING PERSON: Orions Digital Technology, Inc.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 (A) [  ]   (B) [  ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E): N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

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7.     SOLE VOTING POWER: 22,120,190

NUMBER OF    ------------------------------------------------------------

SHARES

8.     SHARED VOTING POWER: -0-

BENEFICIALLY

OWNED BY       ------------------------------------------------------------

EACH

9.     SOLE DISPOSITIVE POWER: 22,120,190

REPORTING

PERSON             ------------------------------------------------------------

WITH:

10.     SHARED DISPOSITIVE POWER: -0-

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY

EACH REPORTING PERSON: 22,120,190

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*                                          [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN

ROW (9):    30.2%

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14. TYPE OF REPORTING PERSON*:      CO

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CUSIP NO. 091792 10 1           SCHEDULE 13D                 PAGE 3 OF 7 PAGES

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1. NAME OF REPORTING PERSON: Emma Group, Inc.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 (A) [  ]   (B) [  ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS: OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E): N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION:  Washington

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7.     SOLE VOTING POWER: 22,120,190

NUMBER OF    ------------------------------------------------------------

SHARES

8.     SHARED VOTING POWER: -0-

BENEFICIALLY

OWNED BY       ------------------------------------------------------------

EACH

9.     SOLE DISPOSITIVE POWER: 22,120,190

REPORTING

PERSON             ------------------------------------------------------------

WITH:

10.     SHARED DISPOSITIVE POWER: -0-

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY

EACH REPORTING PERSON: 22,120,190

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*                                          [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN

ROW (9):   30.2%

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14. TYPE OF REPORTING PERSON*:      OO

CUSIP NO. 091792 10 1           SCHEDULE 13D                 PAGE 4 OF 7 PAGES

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1. NAME OF REPORTING PERSON: Leo J. Kennedy

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 (A) [  ]   (B) [  ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS: OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(D) OR 2(E): N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

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7.     SOLE VOTING POWER: 22,120,190

NUMBER OF    ------------------------------------------------------------

SHARES

8.     SHARED VOTING POWER: -0-

BENEFICIALLY

OWNED BY       ------------------------------------------------------------

EACH

9.     SOLE DISPOSITIVE POWER: 22,120,190

REPORTING

PERSON             ------------------------------------------------------------

WITH:

10.     SHARED DISPOSITIVE POWER: -0-

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY

EACH REPORTING PERSON: 22,120,190

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*                                          [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN

ROW (9):    30.2%

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14. TYPE OF REPORTING PERSON*:      IN

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CUSIP NO. 091792 10 1              SCHEDULE 13D                 PAGE 5 OF 7 PAGES

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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Bizzingo, Inc. (“Issuer”). The address of the Issuer is 63 Main Street, #202, Flemington, New Jersey 08822

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by;

    (i)  Orions Digital Technology, Inc., a Delaware corporation (“Orions”),

    (ii) Emma Group, Inc., a Washington corporation  (“Emma Group”), is a 70.97% shareholder of Orions,

    (iii) Leo J. Kennedy is an officer and director of Emma Group and an officer and director of Orions. In addition,

           he may be deemed a control person of Emma Group, through his relationship with the majority shareholder of Emma Group.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.  By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The address of the Orions and Mr. Kennedy is 15400 SE 30th Place, Suite 105, Bellevue WA 98005. The address of Emma Group is 2300 Clayton Road, Suite 1120, Concord CA 94520. Orions is incorporated in the State of Delaware, Emma Group was incorporated in the State of Washington, and Mr. Kennedy is a citizen of United States.

During the past five (5) years, none of the Reporting Persons, and to their respective knowledge, none of their respective officers, director or control persons, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Except as set forth on Schedule I, during the past five (5) years, none of the Reporting Persons, and to their respective knowledge, none of their respective officers, director or control persons,  have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

Orions acquired, in private transactions, 22,120,190 shares of Common Stock of the Issuer from the certain shareholders of the Issuer at a price per share of approximately $0.01. Orions used its working capital to acquire the stated securities.

ITEM 4. PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes and were not made for the purpose of acquiring control of the Issuer. Consistent with the investment purposes, an officer of the reporting person may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer relating, but not limited, to the Issuer’s operations. Although the reporting person has no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with its investment purpose, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of its securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

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CUSIP NO. 091792 10 1              SCHEDULE 13D                 PAGE 6 OF 7 PAGES

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Except to the extent the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a)(b) The Reporting Persons beneficially own an aggregate of 22,120,190 shares of the Issuer’s common stock. The percentage of common stock beneficially owned by the Reporting Person of the Issuer for purposes of this Schedule is 30.2%. The Reporting Persons have the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of aggregate of 22,120,190 shares of the Issuer’s common stock.

The calculation of percentage of beneficial ownership in this paragraph (a)  was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 14, 2011, in which the Issuer stated that the number of shares of its Common Stock outstanding as of April 11, 2011 was 73,241,376 shares.

(c) Other than as stated herein, none.

(d)  To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Orions and SB Acquisition, LLC entered into preliminary agreement wherein SB Acquisition would acquire a portion of the shares of the Company recently acquired by Orions which are disclosed herein. At the time ODT completed the recent purchase of the shares of the Company, SB Acquisition was unable to complete the transaction. If and when SB Acquisition is able to finalize and close its transaction with Orions, the parties will file all necessary documents as required under the federal securities laws to reflect the transaction, including filing an amendment to Form 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None

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CUSIP NO. 091792 10 1              SCHEDULE 13D                 PAGE 7 OF 7 PAGES

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2011

Orions Digital Technology, Inc.

/s/ Melissa Allensworth

Melissa Allensworth

Chief Executive Officer

Emma Group, Inc.

/s/ Nicholas Thompson

Nicholas Thompson

Chief Financial Officer

/s/ Leo J. Kennedy

Leo J. Kennedy

SCHEDULE I

Officers and Directors of Orions

Mellissa Allensworth – Chief Executive Officer

Brian Fraser – Chief Financial Officer

Nils Lahr – Chief Technology Officer/Director

Leo J. Kennedy – Secretary/Treasurer/Director

Except for Mr. Kennedy, the address of the above parties is the address of Orions. All of the above persons are citizens of the United States.

Officers, Directors and Control Persons of Emma Group

Doug Allensworth – President

Nicholas Thompson – Chief Financial Officer

Leo J. Kennedy – Secretary/Director

Leo J. Kennedy 2009 Family Trust owns 83% of the capital stock of Emma Group.

Except for Mr. Kennedy, the address of the above parties is the address of Emma Group. All of the above persons are citizens of the United States.

Nicholas Thompson:  On January 3, 2008, pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934 (“Exchange Act”), Mr. Thompson entered into an Offer of Settlement with the Securities and Exchange Commission (the “Commission”) without admitting or denying the findings of the Commission.  The Commission found that vFinance aided and abetted by Nicholas Thompson failed to retain and produce documents promptly.  As a result Thompson caused vFinance Investment, Inc.’s violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) and 17a-4(j) thereunder.  The Commission found that Mr. Thompson communicated with customers using email accounts outside the VFinance network, only keeping copies of those communications on his computer and periodically deleting documents.

The Commission imposed the following sanctions and ordered that (i) Mr. Thompson cease and desist from causing any violations and any future violations under Section 17(a) of the Exchange Act and Rules 17a-(b)(4) and 17a-4(j) thereunder; (ii) Mr. Thompson was barred from association with any broker or dealer for a period of 5 years;  and (iii) payment of $30,000 as a civil penalty to the US Treasury.